International KRL Resources Corp.

Management Discussion and Analysis

For the Three Months Ended August 31, 2007

(Prepared 30 October 2007)

INTRODUCTION

The following management discussion and analysis, of the consolidated financial position of International KRL Resources Corp. (“Company”) and its subsidiary, Golden Harp Resources Inc. (GHR) and results of operations, are prepared as of October 30, 2007, and should be read in conjunction with the interim un-audited consolidated financial statements and accompanying notes for the quarter ended August 31, 2007. The interim un-audited consolidated financial statements together with the following management discussion and analysis are intended to provide readers with a reasonable basis for assessing the financial performance of the Company as well as forward-looking statements relating to potential future performance. All statements, other than those of historical fact, included in this MD&A, including without limitation, statements regarding potential mineralization and reserves, exploration results, future plans, and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance such statements will prove accurate and actual results and future events could differ materially from those anticipated in such statements.

DESCRIPTION OF BUSINESS

International KRL Resources Corp. was incorporated in the Province of British Columbia and is extra-provincially registered in the Province of Ontario. The Company is a reporting issuer in British Columbia and its shares trade on the TSX Venture Exchange under the symbol IRK. It is engaged in the acquisition, exploration and development of mineral properties in Ontario, Saskatchewan, British Columbia, and the Yukon. The Company is currently focusing its exploration activities for base and precious metals on its Nor, U Claims, White River Copper, and Turn River properties in the Yukon Territory, Bear River Property in British Columbia, Carswell Property in Saskatchewan, and its Copper Hill Property in Ontario. The Copper Hill Property has been transferred to International KRL’s subsidiary, GHR.

At this time, the Company does not own any operating mines and has no operating income/sales from mineral production. Funding for operations is raised primarily through public and private share offerings. Future operations and the Company’s ability to meet mineral property option commitments are dependent on the Company’s ability to raise sufficient funding through share offerings or operations to support current and future expenditures. At August 31, 2007, the Company had working capital of $1,890,826.

Realization of the carrying value of mineral interests is dependent upon funding, the ability of the Company and third parties to bring mineral interests into profitable production, or recovery from sale.

The interim un-audited consolidated financial statements have been prepared on a going concern assumption which contemplates the Company will continue in operation and realize its assets and discharge its liabilities in the normal course of operations. Should the going concern assumption not continue to be appropriate, further adjustments to carrying values may be required.

FINANCIAL SUMMARY

During the three-month period, the Company was reimbursed for acquisition expenses totaling $370,469 incurred on the Turn River project, according to an agreement under negotiations with an independent third party. A total of $1,017,103 (net of acquisition costs recovered for the Turn River) was spent on mineral interest acquisition and exploration expenditures. Administration expenses amounted to $219,729, which includes amortization of $2,596. There was a net increase in cash of $860,065 during the period.

RESULTS OF OPERATIONS

Net loss in the three month period was $110,929 compared to a net loss of $226,495 for the same period in the prior year, reflecting an overall improvement and a decrease in the loss for the period of $115,566. Significant line item changes were as follows:

  Future income tax recovery of $80,992 was made as a result of consolidation with GHR.
  Management fees increased by $18,000 due to competitive compensation adjustments.
  Office expense increased by $16,956 mainly due to increased costs of the new premises.

Some of the changes in the line items may be attributed to the reclassification of comparative figures to conform to the current year’s presentation. Such reclassification is for presentation purposes only and has no effect on previously reported results (Refer to Note 2 (p) of the audited consolidated financial statements).

SUMMARY OF QUARTERLY RESULTS

Prepared in accordance with Canadian generally accepted accounting principals and expressed in Canadian dollars.

	Aug 31, 2007	May 31, 2007	Feb 28, 2007	Nov 30, 2006	Aug 31, 2006	May 31, 2006	Feb 28, 2006	Nov 30, 2005
Net income (loss)	(110,929)	(384,756)	(278,708)	(1,004,619)	(226,495)	580,532	(436,621)	(97,597)
Net income (loss) per share (Basic and diluted)	(0.002)	(0.006)	(0.005)	(0.018)	(0.004)	0.013	(0.009)	(0.003)

LIQUIDITY

At August 31, 2007, the Company had working capital of $1,890,826 which management considers sufficient to continue operations for the coming year. However, there are insufficient funds to meet all property commitments listed below, as they now stand. The Company will be seeking to raise further funds from private placement financings to meet these commitments or may seek extensions to the exploration schedule. Also, in the longer term, in order to continue operations, and in particular, to fund ongoing expenditure commitments listed below and in the notes to the financial statements, the Company will need to raise additional capital. The Company plans to do this through private placements and public offerings.

CAPITAL RESOURCES AND EXPLORATION EXPENDITURE COMMITMENTS

The Nor, U Claims, and White River Copper properties are held under option agreements. Under these option agreements the Company has a right to earn 100% interest in the mineral properties. To exercise this right the Company must make various cash and stock payments and incur exploration expenditures by various deadlines. Details of these requirements are listed in the notes to the interim un-audited consolidated financial statements.

At the date of this report, all cash payments on the above three property options were up to date and all share payments have been made. Extensions have been received for all exploration expenditure commitments that have not yet been met.

Under the Nor, U Claims, and White River Copper property options, cash and expenditure requirements for the year ahead amount to approximately $100,000. The Copper Hill and Bear River properties have no further payment requirements, beyond the exploration required for standard assessment to keep the claims in good standing.

In July 2007, International KRL and Logan Resources Ltd. purchased a real estate property in Dawson City for a total of $150,000. The Company paid $75,000 for its 50% ownership of the property. Both companies will use this four acre land to store diamond drill core drilled on their Yukon mineral properties. This purchase allows the Company and Logan Resources Ltd. to split and sample diamond drill core off the mineral properties at a secure site conveniently located near transportation infrastructure.

OUTSTANDING SHARE CAPITAL

At October 24, 2007, the Company had the following number of securities outstanding:

Securities	Number	Exercise Price	Expiry Date
Common shares issued and outstanding	66,236,641	N/A	N/A
Share purchase warrants	8,623,356	$0.25-0.365	22 Dec, 2007 to 1 Feb, 2008
Share purchase options	4,250,000	$0.16-$0.50	30 Jan, 2008 to 11 Sept 2009
Fully diluted share Capital	79,109,997	N/A	N/A

RELATED PARTY TRANSACTIONS

For details of related party transactions, the reader is directed to Note 10 and comments included in the August 31, 2007 interim un-audited consolidated financial statements. Additional details are as follows:

International KRL Resources Corp. pays a company controlled by the President of the Company, Seamus Young, $5,000 per month for supervision and consulting services in relation to the evaluation, acquisition, maintenance and exploration of International KRL’s mineral properties plus a per diem for supervision time spent at the properties; and $5,000 per month management and consulting fee for general office administration services including financing, liaison with professionals, continuous disclosure and general office functions (management fees).

Logan Resources Ltd. is a resource exploration company that has four common Directors with International KRL, including the President of both companies, Seamus Young. Amounts owed by Logan Resources Ltd. of $46,749, represent amounts billed under a cost sharing arrangement with Logan Resources Ltd. for office space and administrative services.

EXPLORATION EXPENDITURES

The Company spent a total of $1,381,219, on exploration in the current period. The focus of the work in the current period was on the Company’s Nor property in the Yukon where expenditures totaled $1,320,010. A total of $61,209 was spent on the Company’s remaining mineral interests. Full details on exploration expenditures are disclosed in Note 4 accompanying the un-audited interim consolidated financial statements. See the mineral property update below, for further details of activities.

MINERAL INTERESTS UPDATE

COPPER HILL PROPERTY, Ontario - Gold

The Subsidiary’s Copper Hill property is located in the Gowganda Area of Northern Ontario, and consists of 849 claim units or approximately 17,000 hectares covering 56 sq. miles in the prolific Abitibi Greenstone Belt. Exploration to date has identified four known gold zones and one copper zone. Numerous exploration targets are identified on the property, which warrant follow-up. Ownership details are listed in Note 4(a) to the interim un-audited consolidated financial statements.

Update on the Spin-off for Copper Hill Property

International KRL is seeking regulatory approval from the TSX-V and Supreme Court of British Columbia for the distribution of its interest in the Copper Hill Project to its shareholders, by way of a reduction of paid-up share capital on a pro-rata basis. The proposed plan of reorganization is being implemented in several stages. The first stage involved the transfer of the Copper Hill Project to the Company’s subsidiary in return for shares of GHR. International KRL will then distribute the shares of the GHR, to the shareholders of International KRL on a pro rata basis. Following the receipt of regulatory approval, the Company will issue a press release confirming the record date established for such distribution.

Background on the Golden Harp Resources Inc.

GHR was incorporated in May 2006 as a subsidiary of International KRL for the purpose of “spinning -off” to the Company’s shareholders its various mineral properties located in the Shining Tree Area in the Abitibi Greenstone Belt of Northeast Ontario (the “Copper Hill Property”).

The Return of Capital Shares were issued to International KRL last year on May 31, 2006 when 10,000,000 GHR shares were issued to the Company in consideration of the transfer by the Company of the Copper Hill Claims at a deemed issue price of $0.32 per share. GHR is currently seeking reporting issuer status and proposes to complete an initial public offering (the “GHR IPO”) this year and list its shares on the TSX Venture Exchange. There can be no assurance that such listing will be completed or that the GHR IPO will be completed.

Exploration Activity on the Copper Hill Property

The mobile metal ions soil sampling program and airborne VTEM geophysical survey conducted by International KRL’s subsidiary last year, generated a number of new gold and base metal diamond drill targets on several areas of GHR’s 56 square mile land package. Golden Harp Resources plans to diamond drill these targets once it is a reporting entity.

BEAR RIVER PROPERTY, BC - Gold

The Company's Bear River property is located in the Skeena Mining Division, BC, in the historic Stewart Gold Camp. It consists of three claims representing 31 claim units, 100% owned mineral claims (subject to NSR's) covering an area of 775 hectares (1,918 acres).

Exploration Activity on the Bear River Property

Exploration to date identified gold and silver mineralization in epithermal quartz veins and gold with massive sulphides in altered volcanics. With improving markets and exploration conditions in BC, the area is undergoing extensive exploration. The Company is seeking a strategic partnership to take advantage of this cycle and accelerate the evaluation of the mineral potential of the Bear River property.

NOR PROPERTY, Yukon - Copper/Gold/Uranium

The Nor IOCG (iron oxide-copper-gold) property is located on the east flank of the Richardson Mountains, about 65 km east of the Dempster Highway and 395 km north of Dawson City, Yukon Territory. International KRL acquired the right to earn a 100% interest in the Nor property, subject to a 2% NSR by an option agreement signed in October 2004. The terms of the option are detailed in Note 4(b) in the financial statements. Since signing the option, the Company staked additional ground contiguous to, and in the vicinity of the property. The property now consists of 448 claims.

Exploration Activity on the Nor Property

During the three-month period ended August 31, 2007, the Company conducted a property-wide airborne radiometric and magnetic survey and completed a diamond drill program. The survey’s preliminary readings identified a number of areas of interest. Detailed analysis and further interpretation of the results is underway and results will be issued as soon as they are available.

The Company’s diamond drill program on the Nor property was conducted by a drill company with experienced drillers and equipment suited for the helicopter supported drill program. The Company drilled its priority uranium targets, which remained untested, and followed up on the copper mineralization intersected in four of the nine diamond drill holes completed during 2006. This exploration season, seven holes were drilled in total. Subsequent to quarter ending August 31, 2007, on September 10, 2007, International KRL completed its drilling program for the season. All the drill samples were shipped to Eco Tech Laboratories for analysis and assays results are pending.

CARSWELL PROPERTY, Saskatchewan - Uranium

The Carswell uranium property is located in the uranium-rich Athabasca Basin. The Company’s claim, in the Cluff Lake Structure, also known as the Carswell Dome, is flanked by claims of Titan Uranium Corp. to the south and east, Hathor Exploration Ltd. to the north and on the west side by the mining licenses of the past producing Cluff Lake Mine. The claim covers 2,416 hectares (5,970 acres). International KRL granted an option to ESO Uranium Corp. (previously known as Essendon Solutions Inc.) to acquire a 50% interest in the property in return for total $25,000 cash consideration, 200,000 shares and a $100,000 work commitment (refer to Note 4(c)).

Carswell Property’s Proposed Diamond Drill Program by ESO

Earlier this year, ESO Uranium Corp. (ESO) advised International KRL of its intention to initiate a diamond drill program on its Carswell property. The drill program is expected to follow up on geochemical and geophysical targets related to fields of highly radioactive boulders identified in earlier exploration reports. The proposed expenditures from this program will fulfill ESO’s property expenditure obligations under the option agreement with International KRL. This will enable the two companies to pursue a Joint Venture agreement. ESO is yet to commence this program on International KRL’s claim. ESO also advised that it had engaged MPH Consulting Ltd., an independent firm with considerable experience in the Athabasca Basin, to complete a NI 43-101 technical report, which will cover International KRL’s claim.

U CLAIMS, Yukon -Uranium

The U Claims are located approximately 170 km south of Dawson in the Dawson Mining District of the Yukon Territory. The property consists of 90 mineral claims covering 4,647 acres (1,881 hectares). International KRL acquired the right to earn a 100% interest, subject to a 2% NSR, by an option agreement dated August 1, 2006. The terms of the option are detailed in Note 4(e) to the interim consolidated financial statements.

U Claims’ Exploration Program

During the period, the Company planned, conducted, and completed an airborne geophysical survey over the U Claims. The results of the radiometrics and magnetic surveys will be announced once they have been complied and evaluated.

WHITE RIVER COPPER PROPERTY, Yukon – Copper

The White River property is in the Whitehorse Mining District of the Yukon Territory. The property consists of 32 mineral claims covering 1,652 acres (669 hectares). The Company acquired the right to earn a 100% interest, subject to a 2% NSR, by an option agreement dated December 7, 2006. The terms of the option are detailed in Note 4(f) to the consolidated financial statements.

Proposed Exploration Program on the White River Copper Property

International KRL plans to verify the historical data collected from trenches and surface showings on the property. The program will involve the Company’s geological team verifying the location of the historic diamond drill hole and the anomalies identified by the Induced Polarization (IP) survey. The information generated from the historic exploration programs will then be evaluated and followed up with modern exploration techniques.

TURN RIVER PROPERTY, Yukon - Uranium

International KRL and Logan Resources Ltd. acquired by staking a large land package prospective for uranium in the Cassiar Plateau. The land package consists of 2,220 claims, covering 46,941 hectares and includes twelve distinct project areas. International KRL Resources Corp. has a 50% interest in the property.

During the period, both International KRL and Logan Resources Ltd. staked an additional 1,311 claims prospective for nickel at the Turn River property. The uranium nickel project now consists of 3,531 claims over 12 independent blocks covering approximately 74,287 hectares (183,567 acres). Each company holds a 50% interest in the project. The Company was reimbursed for expenses totaling $370,470 incurred on the Turn River project, according to an agreement under negotiation with an independent third party.

Turn River Property’s Exploration Program

International KRL Resources Corp. and Logan Resources Ltd. plan an aggressive exploration program on this property for the 2007 field season. The exploration program will include prospecting, geological mapping, geochemistry sampling, and radiometric surveying.

SUBSEQUENT EVENTS

Subsequent to August 31, 2007, on September 7, 2007, Michael Hibbitts resigned from his position as Vice President, Exploration. Mr. Hibbitts resigned to pursue personal priorities and interests. He will be available to the companies to verify assays from the 2007 exploration and drill programs.

FINANCIAL REPORTING UPDATE

Effective March 2006, all reporting issuers in Canada are subject to new disclosure requirements as per Multilateral Instrument 52-109 (“MI 52-109”). As a result of MI 52-109 the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have to certify that they have designed internal controls over financial reporting to provide reasonable assurance over the reliability of financial reporting and the preparation of external financial statements in compliance with GAAP. In addition, they are subject to a second certification that they have ensured disclosure of changes in internal control that has had or may have a material effect on the Company’s internal control.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has disclosure controls and procedures to ensure that information required to be disclosed by the Company is assembled and communicated to management. The Company’s CEO and CFO have concluded, based on their evaluation at August 31, 2007, that disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Company is made known to them by others within the entity, except as noted below. The CEO and CFO certified that the Company’s disclosure controls and procedures are effective to provide a reasonable level of assurance; however they are not able to conclude that the disclosure controls and procedures are capable to prevent all frauds and errors. Regardless of how well conceived or managed, a control system is incapable of providing absolute assurance to prevent all errors and fraud, as only reasonable assurances that objectives of a control system can be obtained.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The CEO and CFO of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Management has assessed the design of the Company’s internal control over financial reporting at August 31, 2007 and has certified that the controls over financial reporting are effective.

In designing the internal controls Management has identified a material weakness outlined below:

1.	Due to the limited number of staff, it is not feasible to attain segregation of incompatible duties.

The weakness in the Company’s internal controls over financial reporting allow for a greater likelihood that a material misstatement would not be prevented or detected. Management and the Board of Directors mitigate the risk of material misstatement in financial reporting by performing a detail review of monthly operational and financial reports. It is not possible to provide absolute assurance that this risk can be eliminated.

RISKS AND UNCERTAINTIES

The Company’s financial success will, for the most part be dependent upon the discovery or acquisition of mineral resources and mineral reserves, and the economic viability of developing its properties. The market price for minerals and/or metals is volatile and cannot be controlled. There is no assurance that the Company’s mineral exploration activities will be successful. The exploration of mineral resources and mineral reserves involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company has no source of financing other than those identified in the previous sections.

DISCLAIMER

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all documents filed on SEDAR (www.SEDAR.com). No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements including but not limited to comments regarding the timing and content of upcoming operation and exploration plans and business development plans. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Forward looking statements are usually identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions.

Forward looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

ADDITIONAL INFORMATION

Additional information relating to the Company’s operations and activities can be found by visiting the Company’s website at www.krl.net and by accessing the Company’s news releases and filings on the SEDAR website: www.sedar.com and SEC website: www.sec.gov

INTERNATIONAL KRL RESOURCES CORP.
Suite 1640 - 1066 WEST HASTINGS STREET
VANCOUVER
BRITISH COLUMBIA
V6E 3X1
TEL: (604) 689-0299
FAX: (604) 689-0288
TOLL FREE- CANADA: 1(877) 689-6130
TOLL FREE- USA: 1(800) 665-3772

CORPORATE INFORMATION

1.	DIRECTORS

Seamus Young, Vancouver, British Columbia
Clifford H. Frame, Toronto, Ontario
Mike Muzylowski, Vancouver, British Columbia
Judith T. Mazvihwa, Vancouver, British Columbia
F. Charles Vickers, Jr., Dallas, Texas

2.	OFFICERS

Seamus Young, President and CEO
Judith T. Mazvihwa, CFO

3.	REGISTERED OFFICE AND LEGAL COUNSEL

Miller Thomson LLP
Robson Court
1000-840 Howe Street
Vancouver, BC
V6Z 2M1

4.	AUDITORS

Manning Elliott, LLP Chartered Accountants
11th Floor
1050 West Pender Street
Vancouver, BC
V6E 3S7

5.	TRADE SYMBOL

IRK- TSX-Venture
IRKLF-PK (USA)
CUSIP# 45972T 105